UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

On February 26, 2013, Prime Acquisition Corp. (the “Company” or “Prime”) filed proxy solicitation materials in connection with seeking shareholder approval of an extension of the time Prime has to complete a business combination beyond March 30, 2013. In connection with such extension, Prime is conducting a tender offer for its ordinary shares in order allow shareholders the opportunity to redeem their shares if and when the extension is approved. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares are being made pursuant to a tender offer statement on Schedule TO and other offer documents that Prime has filed with the Securities and Exchange Commission (the “SEC”). The extension tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the extension tender offer. These materials are being sent free of charge to all security holders of Prime. In addition, all of these materials (and all other materials filed by Prime with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the proxy solicitation materials, extension tender offer documents and the other relevant materials before making any investment decision with respect to the extension and the extension tender offer because they contain important information about the extension and the extension tender offer.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard.

On March 8, 2013, the Company issued a press release announcing that on March 4, 2013, the Company received a letter from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“Nasdaq”) stating that Nasdaq’s staff (the “Staff”) had determined that the Company was not in compliance with Listing Rule 5550(a)(3) (the “Rule”). The Rule requires that the Company maintain a minimum of 300 public holders for the continued listing of its securities on Nasdaq. The term “public holder” refers to any round lot beneficial holder or holder of record, excluding any holder who is, directly or indirectly, an executive officer, director, or holder of more than 10% of the outstanding shares of the Company.

The Staff acknowledged the Company’s February 20, 2013 submission to Nasdaq regarding its preliminary plan of compliance with respect to the Rule. It also acknowledged the Company’s February 25, 2013 announcement of its plans to acquire a proposed target business and to seek shareholder approval to amend its memorandum and articles of association (the “Articles”) to continue the Company’s existence for an additional six months (the “Extension”) past March 30, 2013, which is the date by which the Articles currently require the Company to complete an initial business acquisition. Based on the Staff’s review of such information, and pursuant to Listing Rule 5810(c)(2), Nasdaq has determined to grant the Company an initial extension of time, until April 12, 2013, to complete the issuer tender offer that the Company has commenced in connection with the approval of the Extension (the “Extension Tender Offer”), and to revisit the Company’s compliance with Listing Rule 5550(a)(3) following the completion of such tender offer.

Following the completion of the Extension Tender Offer, the Company will conduct a share range analysis to evaluate its compliance with the Rule and will communicate its findings to Nasdaq no later than April 12, 2013. If the Company believes it does not comply with the Rule, it will submit an updated plan of compliance to Nasdaq setting forth any additional steps it will take to regain compliance with the Rule.

The full text of the press release is set forth in Exhibit 99.1 attached hereto.

Exhibits

Exhibit No.	Description
99.1	Prime Acquisition Corp. Press Release, dated March 8, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 8, 2013	PRIME ACQUISITION CORP.

	By:	/s/ Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu
Title: Chief Executive Officer